SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Dated March 18, 2003



                   IMI International Medical Innovations Inc.

                         Commission File Number 1-31360

                              300-4211 Yonge Street
                            Toronto, Ontario M2P 2A9
                                     CANADA
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No X
                                      ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

                   IMI International Medical Innovations Inc.
                                    Form 6-K

     On March 12, 2003, the Registrant publicly disseminated a press release announcing that the U.S. Securities and Exchange Commission declared the Registrant's Form 20-F registration statement effective. The information contained in the press release is incorporated herein by reference and filed as
Exhibit 99 hereto.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                IMI International Medical Innovations Inc.


                                By:  /s/ Ronald G. Hosking
                                     --------------------------
                                     Ronald G. Hosking
                                     Vice President and Chief Financial Officer




 Date: March 18, 2003

                                  EXHIBIT INDEX



Exhibit
Number                        Description
-------                       ---------------

99                            The Registrant's Press Release
                              Dated March 12, 2003

                                                                      Exhibit 99

Press release

IMI RECEIVES SEC CLEARANCE TO BECOME REGISTERED ISSUER IN U.S.

TORONTO (March 12, 2003) Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI) announced today that it has received clearance from the U.S. Securities and Exchange Commission (SEC) to become a registered issuer in the U.S., clearing the way for IMI shares to trade on a U.S. stock exchange. The SEC has declared IMI's Form 20-F registration statement effective, giving the company a class of securities registered with the SEC.

IMI is continuing the application process to list its shares on the American Stock Exchange (AMEX). If IMI receives approval from the AMEX for the listing, the company will announce its ticker symbol and its first day of U.S. trading.

"Listing our shares in the U.S. is a strategic priority because of the growing awareness and acceptance of predictive medicine," said Dr. Brent Norton, IMI President and CEO. "Both sides of our business - our cardiovascular products and our suite of cancer tests - are designed to meet recognized needs within the U.S. health care system, which we expect will result in heightened awareness of IMI in this large and vital market."

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection and monitoring of life-threatening diseases, particularly cardiovascular disease and cancer. IMI's lead product is a non-invasive skin test for coronary artery disease. IMI's cancer products in development include ColorectAlert(TM), a screening test for colorectal cancer, LungAlert(TM), a screening test for lung cancer, and a new test for breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, the approval by the AMEX of the company's listing application, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's periodic filings.
                                     - 30 -

For more information contact:
Andrew Weir, Director, Communications
Ron Hosking, VP and CFO
(416) 222-3449 x27
aweir@imimedical.com

Richard Land, Karin Oloffson
Jaffoni & Collins Incorporated
(212) 835-8500 or imi@jcir.com